July 11, 2017

Mr. Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:     Allegion plc
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 17, 2017
File No. 001-35971

Dear Mr. Pacho:

This is in response to your letter dated June 26, 2017 relating to Allegion plc's (the Company’s) annual report on Form 10-K for the year ended December 31, 2016.

For your convenience, we have set forth the staff’s comments below followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2016
General

1.
You state on page 8 of the 10-K that your EMEIA segment provides products and solutions in countries located in regions including the Middle East and Africa, areas that include Sudan and Syria. You stated in a letter to us dated May 9, 2014 that your non-US subsidiaries had sold mechanical door locks and cylinders and related parts and hardware items and services to Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

Our response is based primarily on information supplied by non-U.S. subsidiaries in reply to inquiries we initiated for this purpose.

The Company has had no sales into Sudan or Syria since its response to the staff dated May 9, 2014. The Company has no subsidiaries in Sudan or Syria. To its knowledge, the Company also does not have any agreements, commercial arrangements or other contacts with agencies or departments of the governments of Sudan or Syria or entities that are owned or controlled by agencies of the governments of Sudan or Syria.

The Company is committed to conducting business in compliance with all applicable laws, rules and regulations, including but not limited to the provisions of the U.S. Export Administration Regulations and the U.S. Foreign Assets Control Regulations.  The Company has a dedicated Trade Compliance organization that is responsible for implementing and monitoring global policies and procedures to ensure compliance with export control laws, as well train its foreign subsidiaries and personnel regarding U.S. legal requirements.  The Company has a global policy in place that prohibits transactions with Syria and Sudan.  Even though certain transactions are now permissible with Sudan pursuant to an OFAC general license, the Company continues to prohibit trade with Sudan until the U.S. government officially revokes the U.S. Sudan Sanctions Regulations.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As discussed above, the Company has had no sales to Sudan or Syria since its letter to the staff dated May 9, 2014.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9 - Divestitures, page F-18

3.
We note you impaired the consideration receivable balance related to your divestiture of Bocom Wincent Technologies Co. Ltd (Bocom). Please tell us your basis for recording an asset at divestiture related to the portion of the consideration that is based on the future cash collection performance of Bocom. Please include whether the consideration was contingent in nature and, if contingent, what part of the contingency was satisfied at December 31, 2015.

Response:

A substantial portion of the consideration from the November 13, 2015 Bocom divestiture was a $75.0 million note receivable.  Under the terms of the note receivable, payment was based on a percentage of the cash collected of the outstanding trade accounts receivables and unbilled receivables ("Receivables") in excess of ordinary and necessary operating expenses of the Bocom business (“Excess Cash Payments”). The repayment of the note receivable was not contingent on the satisfaction of any other performance metrics; the only contingency related to the collectability of the underlying Receivables. Also, there were no indications from the Company's previous ownership of the Receivables that would indicate that it would not collect on the note receivable. Based on the estimated timing of the collection of the Receivables, the Company expected the collection to occur over an approximate two year period with the first payments starting in 2016. Additionally, the sales agreement identified a substantially completed government project as a Receivable, which was subject to customer acceptance in 2016. This project represented the largest individual project in the Receivables and approximately 25% of the note receivable balance. The Company was to receive 100% of the cash collected (not to exceed the remaining balance of the note receivable) after customer acceptance. The Company’s basis for recording the note receivable at the November 13, 2015 divestiture date was that there were no indications from its previous ownership of the Receivables that would indicate that it would not collect on the note receivable.

The Company considered the guidance in ASC 835-30 in order to determine the fair value of the note receivable. ASC 835-30 is the primary source of guidance on when interest must be imputed on receivables. ASC 835-30-25-10 requires that each party to the transaction record both the note and the sales price or the cost of the property, goods, or services acquired at the "fair value" of the property, goods, or services, or at an amount that reasonably approximates the market value of the note, whichever is more clearly determinable.  The Company estimated the fair value of its $75 million note receivable from the buyer to approximate $70.4 million. Given the nature of the Receivables and the related collection history, the Company determined the $70.4 million fair value of the note receivable using a discounted cash flows approach based on the estimated timing of the receipt of Excess Cash Payments using an appropriate discount rate.

Finally, in connection with our assessment at December 31, 2015, we noted no additional events, facts or circumstances from the November 13, 2015 divestiture date that indicated the note receivable balance could be impaired.

If you should have any further questions or comments, please contact me at 317-810-3372.

Sincerely,

/s/ Patrick S. Shannon

Patrick S. Shannon
Senior Vice President and Chief Financial Officer